Correspondence

May 2, 2011

Mr.  Jim B. Rosenberg
Mr. Donald Abbott
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Capsalus Corp. Form 10-Q for the quarterly period ended September 30, 2010 File Number: 333-146744

Dear Messrs. Rosenberg and Abbott:

Per my discussion with Mr. Abbott via phone call on May 2, 2011, the following letter summarizes technical accounting research and the related conclusions reached by Capsalus Corp. related to the accounting and reporting treatment of the contingent consideration for additional shares related to the acquisition of White Hat during our second quarter in fiscal 2010.

This letter is not a direct response to a specific question, and therefore is formatted to clearly define the cited researched technical guidance and our conclusions.

Background
On April 14, 2010, the Company completed an acquisition of WhiteHat Holdings, LLC, a Delaware limited liability company (WhiteHat). Pursuant to the terms of the Merger Agreement (i) $400,000 was to be deposited into a White Hat account not later than April 30, 2010, to be used by White Hat to pay its legal, accounting, marketing and debt expenses and to further the development of its business, and (ii) all of the issued and outstanding shares of common and preferred stock of WhiteHat were converted into 154,798,780 shares of the Company’s common stock and distributed to the WhiteHat shareholders pro rata. In addition, $1,175,000 of WhiteHat indebtedness was cancelled and converted into 15,343,750 shares of the Company’s common stock at approximately $0.08 per share.  Upon the close of the acquisition, the former WhiteHat shareholders owned approximately 45% of the total issued and outstanding common stock of the Company.  In the event that less than $400,000 was deposited into a White Hat account by April 30, 2010, the Company is required to issue additional shares of its common stock (Penalty Shares) to the WhiteHat shareholders, pro rata.  In addition, the Company was obligated to provide additional capital to White Hat of not less than $1,600,000 on or before July 4, 2010.  In the event the Company failed to provide such capital within the required time period, the Company was required to issue to the former WhiteHat shareholders up to 33,691,592 additional shares of its common stock (Additional Shares).  However, in no event will the total number of shares issued to the WhiteHat shareholders at the closing, together with any Penalty Shares and/or Additional Shares exceed 49.9% of the Company’s issued and outstanding common stock.

Issue
How should the Company record the Penalty and Additional Shares in connection with the acquisition of WhiteHat?  And what should be the subsequent accounting?

Discussion
The Company should treat the Penalty and Additional Shares as contingent consideration and estimate its fair value as of the date of the acquisition.  Additionally, in accordance with ASC 805-30-25-6:

The acquirer shall classify an obligation to pay contingent consideration as a liability or as equity in accordance with Subtopics 480-10 and 815-40 or other applicable generally accepted accounting principles (GAAP). For example, Subtopic 480-10 provides guidance on whether to classify as a liability a contingent consideration arrangement that is, in substance, a put option written by the acquirer on the market price of the acquirer’s shares issued in the business combination.

Accordingly, see discussion below in regards to the determination of the classification of the contingent consideration (i.e. liability vs. equity) in accordance with ASC subtopics 480-10 and 815-40:

Step A: Does the financial instrument fall within the scope of ASC 480-10 (FAAS 150)?

 Certain Obligations to Issue a Variable Number of Shares

480-10-25-14    [ A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following: [FAS 150, paragraph 12] ]

a.	A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares) [FAS 150, paragraph 12];

b.
Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the Standard and Poor's S&P 500 Index and settleable with a variable number of the issuer’s equity shares) [FAS 150, paragraph 12];

c.	Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled). [FAS 150, paragraph 12].

Response:    The contingent consideration does not involve a variable number of shares, either the sellers receive the “Additional Shares” or they do not, based on the whether or not Capsalus has funded the required amount of monies.

Step B1:  Is the financial instrument indexed to the Company’s own stock (ASC 815-40-15-7 (EITF 07-05))?

Generally, a financial instrument that is a right to a fixed number of shares would be considered indexed to the issuer’s stock, because the value of the financial instrument is based upon the value of the underlying shares. In the simple case of a debt instrument convertible into 100 shares of the issuer’s stock or a freestanding warrant entitling the holder to 100 shares of the issuer’s stock, this point is clear. However, in other circumstances, the determination of whether an instrument is indexed to a company’s own stock is less clear. ASC 815-40-15-7 (EITF Issue 07-5) provides a two-step test to determine if an embedded feature or a freestanding financial instrument is indexed to a company’s own stock.

The Two-Step Test

Step 1 - Evaluate Contingency Provisions - This step focuses on exercise contingencies that affect whether or when an instrument can be exercised. An instrument passes Step 1 (and would be analyzed under Step 2) if the instrument’s contingent exercise provisions, if any, are not based on an observable market or observable index, other than those for the company’s stock or operations, and once any contingent events occur, the instrument’s settlement is based solely on the company’s stock. For example, a company issues an instrument that becomes convertible only upon an IPO. That instrument is considered indexed to the company’s own stock because 1) the contingent event (the IPO) is not based on an observable market other than that for the company’s own stock and 2) once the IPO occurs, the conversion option’s value is based solely on the company’s stock.  Conversion options with contingency provisions based upon the company’s results (such as sales, EBITDA, or net income) generally would be considered indexed to the company’s own stock. Contingency provisions that are based on external markets or indices (such as the S&P 500 Index, an index of peer company stocks, or the price of a commodity) generally would not be considered indexed to a company’s own stock.

Response:  The issuance of the Penalty or Additional Shares is not predicated on an observable market or index.  Rather, the issuance of the shares is dependent in whether or not the Company is able to fund the prescribed monies.  The instrument passes Step 1.

 Step 2 - Settlement Provisions - This step focuses on the settlement of the instrument upon exercise or conversion. The instrument passes Step 2:

A.	If the instrument’s settlement amount equals the difference between the fair value of a fixed number of the entity’s shares and a fixed monetary amount or fixed amount of debt issued by the entity; or

B.
If the strike price or settlement amount is variable, the only variables that would affect the instrument’s settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

For example, R Company has such an instrument when it issues convertible debt for $1,000 that is convertible into 100 shares of common stock at a fixed conversion price of $10. The settlement amount of this instrument is always the fair value of 100 shares at the settlement date less $1,000.

If the instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed, then the instrument (or embedded feature) would still be considered indexed to a company’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. These inputs are generally the same as the inputs to the Black-Scholes model and include:

• Strike price of the instrument;
• Term of the instrument;
• Expected dividends or other dilutive activities such as the purchase of stock at above-market prices;
• Stock borrow cost;
• Interest rates;
• Stock price volatility;
• Company’s credit spread; and
• Ability to maintain a standard hedge position in the underlying shares (this last input is an implicit rather than an explicit input, unlike the other inputs above).

However, if the instrument’s settlement calculation incorporates variables other than those used to determine its fair value or if there are features, such as a leverage factor, that increase exposure to the variables listed above in a manner that is inconsistent with the fixed-for-fixed model, the instrument would not be considered indexed to the company’s own stock.

Response:  In this particular instance, the contingent consideration’s settlement amount is equal to the fair value of a fixed number of shares. The instrument passes Step 2.

Step B2:   Would the financial instrument be classified in stockholders’ equity under ASC 815-40-25 (paragraphs 1 – 11 of EITF 00-19)?

The next step is to determine if the financial instrument would be classified in stockholders’ equity according to ASC 815-40 (EITF Issue 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock). This step also should be applied to determine the balance sheet classification of freestanding financial instruments. The basic model in ASC 815-40-25 (EITF Issue 00-19, paragraphs 1-11) regarding whether a financial instrument requires or may require net cash settlement must be considered to determine if equity classification is appropriate.

ASC 815-40-25 (EITF Issue 00-19) defines three settlement methods as follows:

1.	Physical settlement – The buyer delivers the full contractually stated amount in cash to the seller, and the seller delivers the full stated number of shares to the buyer.

2.	Net-share settlement – The party with the loss on the contract delivers to the party with the gain the number of shares with a current fair value equal to the gain.

3.	Net-cash settlement – The party with the loss on the contract delivers to the party with the gain a cash payment equal to the gain, and no shares are exchanged.

Under ASC 815-40-25-1 (Issue 00-19, paragraph 7), contracts that require or may require the issuer to settle the contract for cash are liabilities, and contracts that require settlement in shares are equity instruments. If the contract offers a choice of settlement to the issuer, settlement in shares is assumed. If the contract offers a choice of settlement to the holder, settlement in cash is assumed.

If net cash settlement is not required, the contract also must meet the further detailed criteria of ASC 815-40-25-7 through 35 (EITF Issue 00-19, paragraphs 12-32) in order for equity classification (versus liability, or sometimes asset) to be appropriate. However, those criteria do not need to be applied if the hybrid instrument qualifies as “conventional convertible debt,” as defined in ASC 815-40-25-39 through 42 (EITF Issue 00-19, paragraph 4.) Next, we will consider the meaning of conventional convertible debt in Step B3 and then move to Step B4 to discuss the ASC 815-40-25-7 through 35 (Issue 00-19, paragraphs 12-32) requirements for equity classification.

Response:  The contingent consideration is payable only in common stock of the Company, move on to Step B3.

Step B3:   Would the financial instrument be classified in stockholders’ equity under ASC 815-40-25 (paragraphs 12 – 32 of EITF 00-19)?

ASC 815-40-25 (EITF Issue 00-19) provides guidance for determining whether a financial instrument would qualify for classification as stockholders’ equity (versus a liability or, in some cases, an asset). ASC 815-40-25-7 through 35 (EITF Issue 00-19, paragraphs 12-32) provide the criteria that must be met for such instruments to qualify for equity classification.  Each of these criteria is discussed below.

Criteria for Equity Classification

Settlement permitted in unregistered shares.

Convertible debt, convertible preferred stock, and freestanding warrants are often accompanied by a registration rights agreement. A typical registration rights agreement requires the issuer to use its best efforts to register the shares underlying the conversion option or freestanding warrants. If the agreement simply requires the company to use its “best efforts” or “commercially reasonable efforts” to register the shares with no deadline, the requirement is under the control of the company and the criterion is satisfied and no accounting is required for the agreement. This means that the issuer can classify the conversion options or freestanding warrants as equity assuming all other requirements are met.

Certain registration rights agreements require the issuer to use its best efforts to register the shares underlying the conversion option or warrant by a certain date or else pay a penalty (sometimes referred to as liquidated damages). Agreements with such clauses include wording such as, “the company will use its best efforts to cause the shares to be included in an effective registration statement, but in no event later than 180 days from the closing.” This effectively creates an absolute obligation at the end of the grace period, and the liquidated damages should be accounted for based on a ASC 450-20 model (FASB Statement 5, Accounting for Contingencies). Also, ASC 825-20 (FSP EITF 00-19-2, Accounting for Registration Payment Arrangements) indicates:

•
If a liability for registration payments “is probable and can be reasonably estimated at inception, the contingent liability … shall be included in the allocation of proceeds from the related financing transaction using the measurement guidance in ASC 450-20 (Statement 5).”

•
If the registration payment “becomes probable and can be reasonably estimated after the inception of the arrangement or if the measurement of a previously recognized contingent liability increases or decreases in a subsequent period, the initial recognition of the contingent liability or the change in the measurement of the previously recognized contingent liability (in accordance with Subtopic 450-20) shall be recognized in earnings.”

The guidance does not apply if the registration rights agreement is silent as to penalties. The presumption in ASC 815-40 (EITF Issue 00-19) is that financial instruments with registration rights agreements that are silent as to penalties will be settled in cash. Therefore, the financial instruments associated with such a registration rights agreement do not qualify for equity classification. ASC 825-20 (FSP EITF 00-19-2) does not apply to the liquidated damages that are defined as a change in a conversion ratio.

Response:  Per the terms of the Merger Agreement, there are no requirements that the contingent consideration be in the form of registered shares.

Entity has sufficient authorized and unissued shares.

Contract contains an explicit share limit.

Both of these criteria reflect the point that the company must be able to satisfy the share settlement provisions of the agreement in order for equity classification to be appropriate. The logic is that if the company is unable to deliver the required shares, the holder would be entitled to other remedies, such as cash settlement, which would cause the instrument to be classified as a liability.

For example, if R Company enters into a convertible debt agreement that allows the holder to convert the debt instrument in $1,000 increments into 500,000 shares of common stock at a time when no authorized and unissued shares are available, then R Company will be unable to satisfy the requirements of the agreement. As a result, the conversion option would be considered a liability if freestanding. If R Company had 300,000 authorized and unissued shares available, then the Company would be able to classify a portion of the contract (i.e., 300,000 of the 500,000 shares) as equity as long as the Company had a written policy sequencing the use of the authorized and unissued shares. The remaining 200,000 shares represented by the remaining 40% of the conversion option would be liability-classified.

The above two criteria are related in that, without an explicit limit on the number of shares to be delivered in share settlement, it is impossible for a company to conclude that it has sufficient authorized and unissued shares available to settle the contract. However, certain reset provisions that cause a convertible security to be nonconventional because the conversion price changes might not fail this criteria in ASC 815-40 (EITF Issue 00-19).  For example, consider a convertible debt instrument with a reset provision that provides for adjustments for dilution to the conversion price if the company issues additional securities below market price. As noted above, this convertible debt is indexed to the company’s own stock only if the resets compensate for dilution, but is not conventional because the number of shares is not fixed. The company could issue more shares at a price lower than market price, thus changing the conversion price and the shares to be issued upon conversion. However, we note that the number of shares is variable only with respect to potential actions of the company. Thus, assuming that the company currently has sufficient shares to settle the contract, the ability to settle in shares is within control of the company because the company has control over the event that would trigger the adjustment to the conversion price.

In many cases the conversion rate set forth in an instrument does establish the maximum number of shares that could be required in share settlement. The analysis of available shares must consider all existing instruments that could be settled in shares, including employee options and other embedded and freestanding instruments. It is not always obvious if the number of shares is capped.

For example, R Company issues $20 million of debt that can be converted at any time into common stock based upon a conversion price equal to the lower of $5 per share or 80% of the daily average share price. If the share price is $9, then the conversion price would be $5per share and R Company would issue 4 million shares upon conversion. If the share price decreased, and the conversion price became $1 per share, 20 million shares would be issued. If the conversion price became $0.01 per share, R Company would be required to issue 2 billion shares to settle the conversion option. In this example, since there is no limit on the number of shares that might be needed to settle the conversion option, R Company cannot conclude that it has sufficient authorized and unissued shares available and the embedded conversion option would be classified as a liability. Additionally, this instrument and all other instruments analyzed under ASC 825-40 (EITF Issue 00-19) would have to be classified as liabilities unless R Company has adopted a written policy as discussed below.

A key implication is that if a single contract has no limit on the number of shares that might have to be issued, then the company will not be able to conclude that sufficient authorized and unissued shares exist to settle all contracts subject to ASC 815-40 (EITF Issue 00-19). In 2008, the SEC staff informally indicated that it would permit a sequencing approach based on the use of ASC 840-15-25 (EITF Issue 00-19, paragraph 11) which provides guidance for contracts that permit partial net share settlement. The sequencing approach may be applied in one of two ways: contracts may be evaluated based on (1) earliest issuance date or (2) latest maturity date.

In order to use the sequencing approach, companies should document and disclose the policy and consistently apply it. The SEC staff will permit a company to change its policy from an approach in which all equity-linked financial instruments and embedded conversion options are tainted if there are insufficient authorized and unissued shares to a “sequencing” approach. However, the company must comply with ASC 250-10 (FASB Statement No. 154, Accounting Changes and Error Corrections) regarding a change in accounting principle and its auditors must provide a preferability letter. We believe the change could be made in any quarter through retrospective application to all prior periods.

Response:  Shares issuable under the contingent consideration is fixed and the Company has enough authorized shares to satisfy the contingency.

No required cash payment if entity fails to timely file.

This requirement and the one following both address the possibility that the issuer will be required to make cash payments to the holder under certain conditions. These cash payments represent a type of cash settlement and preclude equity classification for the conversion options or warrants.
With respect to the first criterion, a company does not have control over its ability to make timely filings with the SEC. Based on this requirement, the size of any cash penalties should be assessed. If the maximum cash penalties are so onerous that the company would be economically compelled to redeem (net cash settle) the instrument, the criterion is not met, and the instrument is considered a liability. If the maximum cash penalties are ”reasonable” and would not be equivalent to net cash settlement, the criterion is met, and the instrument is eligible for equity classification if it meets all of the other tests.  The definition of reasonable is a judgment call. One way to determine if the penalties are reasonable would be to compare the value of an instrument with this feature to the value of an instrument without the feature. If the penalty exceeds the difference in value, the company would be economically compelled to cash settle the instrument rather than paying the penalty.

 Response:  No such provision exists in the Merger Agreement.

No cash-settled top-off or make-whole provision.

This requirement relates to provisions under which the holder is entitled to cash payments in the event that a certain level of return on investment is not achieved. Often these provisions effectively guarantee the holder a defined return. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (including the number of shares that could be required to be delivered during the contract period under existing commitments), a top-off or make-whole provision would not preclude equity classification. Without such a net-share settlement, these provisions represent cash settlement; the agreement would fail the criterion and would be considered a liability. ASC 815-40-25-7 (EITF Issue 00-19) notes that the requirement prohibiting cash settlement does not apply to certain cash payments available to all shareholders, such as a liquidation or distribution payment.

Response:  No such provision exists in the Merger Agreement.

No counterparty rights rank higher than shareholder rights.

To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the entity's bankruptcy. Because a breach of the contract by the entity is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification. As a result, a contract cannot be classified as equity if the counterparty's claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract.
Generally, based on existing law, a net share settled derivative instrument that an entity has a right to settle in shares even upon termination could be net share settled in bankruptcy.  If the derivative instrument is not net share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy.  In federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put).  As a result, even if the contract requires that the entity (debtor) pay cash to settle the contract, the entity could not be required to do so in bankruptcy.  Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative instruments, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy.
A contract provision requiring net cash settlement in the event of bankruptcy does not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty's claims in bankruptcy proceedings in respect of the entity could be net share settled or would rank no higher than the claims of the holders of the stock underlying the contract.

Response:  No such rights exist in the Merger Agreement.

No collateral required.

A requirement to post collateral of any kind (other than the entity's shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, precludes equity classification of the contract.

Response:  No such requirement exists in the Merger Agreement.

Conclusion:
Based on the above analysis, appears the contingent consideration (i.e. Penalty and Additional Shares) would be classified as equity and recorded at its acquisition-date fair value in accordance with ASC 805-30-25-6.  Additionally (as further noted in ASC 805-30-35-1), contingent consideration recorded as equity is not re-measured in subsequent reporting periods.  The subsequent settlement of equity-classified contingent consideration shall be accounted for within equity.

At the time of the acquisition, the Company determined that they would not have to issue the “Penalty Shares” due to being able to fund the $400,000 by April 30, 2010, and thus did not record any fair value for this portion of the contingent consideration.  However, at the acquisition-date, it was determined that it would be likely that they would not be able to fund the $1.6 million by July 4, 2010 and accordingly recorded $2,358,411 as additional purchase consideration pertaining to the estimated  acquisition-date fair value of the contingent consideration pertaining to the “Additional Shares” (33,691,592 shares @ $0.07/ share).

The Company has recorded this additional consideration as a credit to additional paid-in-capital and intends to file amended quarterly reports (10-Q/A) for the quarterly periods ended June 30, 2010 and September 30, 2010, and an amended annual report (10-K/A) for the fiscal year ended December 31, 2010, to properly reflect this.

Capsalus Corp. acknowledges that:

           •           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

           •           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

           •           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Patrick G. Sheridan

Patrick G. Sheridan
Chief Financial Officer